Filed by Devon Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934
Subject Company: Mitchell Energy & Development Corp.
Commission File No. 333-68694

20 North Broadway, Suite 1500 Oklahoma City, Oklahoma 73102-8260	Anderson Exploration Ltd. Suite 1600, 324 8th Avenue SW Calgary, Alberta T2P 2Z5

NEWS RELEASE

    FOR IMMEDIATE RELEASE

Devon investor and media contacts: (405) 552-4526 or (405) 552-4570	Zack Hager Manager, Investor Relations

Anderson investor and media contacts: (403) 232-7100	J. C. Anderson Chairman & Chief Executive Officer

Brian H. Dau President & Chief Operating Officer

David G. Scobie Senior Vice President & Chief Financial Officer

DEVON ENERGY TO ACQUIRE ANDERSON EXPLORATION AND BECOME
NORTH AMERICA’S LARGEST INDEPENDENT PRODUCER OF
OIL AND NATURAL GAS

OKLAHOMA CITY, and CALGARY, ALBERTA — SEPTEMBER 4, 2001 — Devon Energy Corporation (AMEX:DVN, TSE:NSX) and Anderson Exploration Ltd. (TSE:AXL, NYSE:AXN) announced today that the boards of directors of both companies have unanimously approved an acquisition agreement. Pursuant to the agreement, Devon has agreed to acquire the outstanding common shares of Anderson for C$40.00 (US$25.80*) per share in cash. The aggregate value of the offer, including Devon’s assumption of approximately US$1.2 billion of debt and other obligations of Anderson, is approximately US$4.6 billion.

In the Anderson transaction, Devon will acquire estimated proved reserves of 532 million barrels of oil equivalent and approximately eight million net undeveloped acres. Devon has allocated $680 million of the aggregate purchase price to Anderson’s undeveloped acreage and seismic data.

This agreement follows Devon’s August 14, 2001 announcement that it intends to acquire Mitchell Energy & Development Corp. for a total of US$3.5 billion. Upon successful completion of both transactions, Devon will be the largest independent producer of oil and natural gas in North America. Both transactions are expected to close in the fourth quarter of 2001. Devon and Mitchell expect to amend the preliminary joint proxy statement/prospectus that has been filed with the SEC. The amended joint proxy statement/prospectus will include the pro forma effects of the Anderson acquisition. Neither the Mitchell nor the Anderson transactions are conditional upon each other.

“Expanding our presence in Canada has been an important objective for Devon,” said J. Larry Nichols, Devon’s Chairman, President and CEO. “Anderson was at the top of our list of acquisition opportunities. J. C. Anderson has built an exceptional, gas-weighted production platform with powerful exploration potential. Combining Anderson with our existing Canadian organization firmly establishes Devon in Canada. Following this transaction and our pending acquisition of Mitchell Energy, Devon will be in position to deliver strong production and reserve growth for years to come.”

George P. Mitchell, Chairman and CEO of Mitchell Energy & Development Corp., said, “Speaking as someone who looks forward to becoming Devon’s largest shareholder, I fully support the acquisition of Anderson. This transaction creates the preeminent North American independent.”

Canadian Operations

      Devon’s Canadian operations are conducted by its wholly-owned subsidiary headquartered in Calgary. Anderson’s operations will be merged with Devon’s Canadian operations.

John Richels, President and CEO of Devon’s Canadian subsidiary, commented, “By combining our existing Canadian staff with Anderson’s, we will build one of the strongest workforces in the Canadian oilpatch. We expect a very smooth integration of Anderson’s staff and properties and anticipate a great future for Devon in Canada.”

J.   C. Anderson, Chairman and CEO of Anderson, said, “Our goal has always been to provide the best possible return for our shareholders. Devon’s offer reflects the quality of Anderson’s people and our outstanding exploration potential. Over the past two years, Anderson has been the most active exploratory driller in Canada. I believe the organization we have created will be in very good hands with Devon.”

Impact of the Anderson Transaction

      The following comparisons are made relative to Devon assuming the combination with Mitchell had already been completed:

•	Devon expects the acquisition of Anderson to be accretive to reserves per share, production per share and cash margin per share, and dilutive to earnings per share in the near-term.

•	The transaction would increase proved reserves by 35 percent to approximately two billion barrels of oil equivalent. North American reserves would increase to 87 percent of Devon’s worldwide reserves. This would give Devon more North American oil and gas reserves than any other independent oil and gas producer.

•	North American gas production would increase from 1.6 billion cubic feet per day to 2.2 billion cubic feet per day. This would make Devon the largest independent producer of natural gas in North America.

•	North American liquids production would increase from 125 thousand barrels per day to approximately 180 thousand barrels per day. This would make Devon the largest independent producer of oil and natural gas liquids in North America.

•	The Anderson properties would complement Devon’s existing Canadian asset base in the Peace River Arch, Foothills and Northern Plains areas. Canadian reserves would increase to 32 percent of the total company.

•	Anderson holds eight million net undeveloped acres in Canada. This includes six million acres in the Western Canadian Sedimentary Basin. It also includes two million acres in northern Canada with holdings in the Northwest Territories, the Yukon, the Mackenzie Delta and the Beaufort Sea. These frontier regions are believed to hold some of the largest remaining undeveloped oil and gas deposits in North America.

Financing

      Devon has arranged to finance the purchase of Anderson, and the cash portion of the acquisition of Mitchell, with a five-year amortizing loan facility of approximately US$6 billion. Devon also expects to issue long-term debt. The proceeds of the long-term debt offering would be used to prepay the first two to three years of amortization of the five-year loan facility. Devon also announced that it has suspended its share repurchase program.

Major Terms and Conditions

      Under the terms of the agreement, a subsidiary of Devon will offer to purchase all the outstanding common shares of Anderson for C$40.00 (US$25.80*) per share in cash. Anderson’s board of directors has unanimously voted to recommend that all Anderson shareholders tender their shares. The tender offer is contingent upon receiving at least two-thirds of Anderson’s outstanding shares and other usual conditions. Upon the expiration of the tender offer, Devon intends to acquire the balance of Anderson’s shares by compulsory acquisition or a second step transaction for the same cash price as the tender offer.

Both Devon’s and Anderson’s financial advisors have rendered opinions concerning the transaction. The advisors have determined that the offer is fair, from a financial point of view, to the shareholders of Devon and Anderson, respectively.

The acquisition agreement provides that Anderson will pay Devon a non-completion fee of C$210 million (US$135 million*) in certain circumstances. Anderson has agreed not to solicit further offers and has reserved the right to respond to a superior proposal, should one be forthcoming.

Other Terms and Conditions

      The transaction is subject to U.S. and Canadian regulatory approvals and other customary closing conditions. The offering circular associated with the transaction is expected to be mailed to Anderson’s shareholders as soon as practicable. The offer will expire 35 days thereafter. Completion of the transaction is expected in the fourth quarter of 2001. Anderson has agreed to waive the application of its shareholders’ rights plan to Devon’s offer.

Conference Call and Investor Presentation

      Devon will discuss this transaction in a conference call webcast today. The conference call webcast will begin at 8:00 am Central Time (9:00 am Eastern Time). The webcast may be accessed from Devon’s homepage at www.dvn.com. Devon will also host a meeting of investors and analysts at 11:00 am Central Time (12:00 pm Eastern Time). That webcast may also be accessed on Devon’s homepage at www.dvn.com.

Anderson Exploration Ltd. is a Calgary-based independent senior oil and natural gas producer engaged in exploration, acquisition, development and production in western and northern Canada. It trades on both The Toronto Stock Exchange (TSE:AXL) and the New York Stock Exchange (NYSE:AXN).

Devon Energy Corporation is an independent energy company engaged in oil and gas exploration, production and property acquisitions. Devon ranks among the top five U.S.-based independent oil and gas producers and is included in the S&P 500 Index. Shares of Devon Energy Corporation trade on the American Stock Exchange under the symbol DVN. Devon’s exchangeable shares (resulting from Northstar, Devon’s wholly-owned Canadian operating unit) trade on The Toronto Stock Exchange under the symbol NSX.

FORWARD-LOOKING STATEMENTS

      This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning the contemplated transaction and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed transaction, realization of expected synergies from the transaction, reserve estimates, future commodity prices, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

NOTICE TO INVESTORS CONCERNING DEVON’S PLANS TO ACQUIRE
MITCHELL ENERGY

Investors and security holders are advised to read the definitive joint proxy statement/ prospectus that will be included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed transaction because it will contain important information. A preliminary joint proxy statement/prospectus, which will be amended, has been filed with the SEC by Devon and Mitchell. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Mitchell with the SEC at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon when they become available by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com. The definitive joint proxy statement/prospectus and such other documents (relating to Mitchell) may also be obtained for free from Mitchell when they become available by directing such request to: Mitchell Energy & Development Corp., 2001 Timberloch Place, The Woodlands, Texas 77380, Attention: Investor Relations, telephone: (713) 377-6625, e-mail: mndpr@mitchellenergy.com.

Devon, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Devon’s shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Devon’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

Mitchell, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Mitchell’s shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Mitchell’s Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

*	Currency conversion calculated at the rate of .645 U.S. dollar for each Canadian dollar.

###

devon ENERGY

Acquires

AXL

ANDERSON EXPLORATION LTD.

You can reach us at http://www.devonenergy.com

Devon ENERGY

Risk Factors

Information provided in this presentation includes "forward-looking statements" as defined by the SEC. Forward-looking statements are identified as "forecasts, projections, estimates, plans, expectations, etc." and are subject to a variety of risk factors. For representative risk factors that could cause Devon's actual results to differ materially from the estimates contained herein, see Form 10-K for the year-ended December 31, 2000.

You can reach us at http://www.devonenergy.com

devon ENERGY

Transaction Summary

- Purchase of Anderson by Devon
- Terms: All cash tender of C$40 per Anderson share

  US$ 3.4 billion cash tender

  US$ 1.2 billion net debt and other obligations

  US$ 4.6 billion total transaction
- Expected close: 40 - 50 days

You can reach us at http://www.devonenergy.com

devon ENERGY

Path to Completion

Early September:	Commence Anderson tender offer
Mid-September:	File amended proxy (Mitchell)
Late October:	Close Anderson tender offer
Fourth quarter:	Complete Mitchell acquisition

You can reach us at http://www.devonenergy.com

devon ENERGY

The Numbers Work

	Anderson Impact
Cash flow/share	+31%
Reserves/share	+35%
Production/share	+40%

Note: Cash flow and production per share represent quarter ended 6/30/01 for Devon, Mitchell and Anderson combined as compared to the same period for Devon and Mitchell combined. Reserves per share compare Devon, as of 12/00, Mitchell as of 6/01 and Anderson as of 08/01 to Devon and Mitchell combined.

You can reach us at http://www.devonenergy.com

devon ENERGY

Reserves Per Common Share

Proved Reserves (BOE @ 6:1)
* diluted
CAGR=18%
1.31
2.56
2.61
2.82
3.13
2.96
3.76
4.79
5.18
4.84
4.94
5.61
7.78
8.25
12.75
+55%
'87
'88
'89*
'90*
'91*
'92
'93
'94
'95
'96*
'97*
'98*
'99
'00*
'01*
Pro Forma

Pro forma reserves combine Devon, as of 12/00, Mitchell as of 6/01 and Anderson as of 08/01. Pro forma shares include 30.2 MM for Mitchell less shares repurchased by Devon through 2001 repurchase program.

Note: 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

You can reach us at http://www.devonenergy.com

Devon Energy

The Assets Work

- Expands North American reserves base
- Anderson: 5th largest Canadian independent gas producer
  - 532 MMBOE of proved reserves
- Preeminent Canadian exploration portfolio
- Largest exploratory driller in Canada
- Strong overlap with Devon's existing Canadian operations

You can reach us at http://www.devonenergy.com

devon ENERGY

Complementary Canadian Assets

Mackenzie Delta
ALASKA
Eagle Plain
YUKON
N. W. TERRITORIES
Kotaneelee
Ladyfern
60°
Hudson Bay
NE British Columbia
Peace River Arch
Northern Gas
Deep Basin
Foothills
Lloydminster
Pacific Ocean
British Columbia
Alberta
Sask.
Devon
Anderson

You can reach us at http://www.devonenergy.com

devon ENERGY

North American Core Areas

Western Canadian Sedimentary Basin
Rocky Mountains
Permian/Mid-Continent
Gulf of Mexico/Gulf Coast

Percent of Total Reserves

	Devon 12/31/00	Pro Forma
Permian/Mid-Continent	28%	34%
Rocky Mountains	24%	13%
Gulf of Mexico/Gulf Coast	12%	8%
Canada	11%	32%
Total North America	75%	87%

Note: Pro forma reserves combine Devon, as of 12/00, Mitchell as of 6/01 and Anderson as of 8/01.

You can reach us at http://www.devonenergy.com

devon ENERGY

Anderson Exploration Potential

ALASKA
Mackenzie Delta
Yukon
N. W. TERRITORIES
60°
Hudson Bay
BRITISH COLUMBIA
ALBERTA
SASK
Western Canadian Sedimentary Basin
Pacific Ocean

- Western Canadian Sedimentary Basin:
  - 6 MM net undeveloped acres
- North of 60°:
  - 2 MM net undeveloped acres
  - Largest Mackenzie Delta position
- Seismic:
  - 348,000 miles of 2D
  - 6,600 square miles of 3D

You can reach us at http://www.devonenergy.com

devon ENERGY

Foothills

YUKON
Frontier
N.W.T.
B.C.
ALBERTA
SASKATCHE
Ft. Nelson
NE B.C.
Peace River Arch
Ft. St. John
Northern Plains
Deep Basin
Edmonton
Foothills
Calgary
Central & Southern Plains

- High impact targets:
  - Narraway
  - Cabin Creek
  - Bighorn
- 340,000 net undeveloped acres
- Expanding infrastructure in key areas
- Prospect size: > 50 BCF

You can reach us at http://www.devonenergy.com

devon ENERGY

Deep Basin

YUKON
Frontier
N.W.T.
B.C.
ALBERTA
SASKATCH
Ft. Nelson
NE B.C.
Peace River Arch
Ft. St. John
Northern Plains
Foothills
Edmonton
Deep Basin
Calgary
Central & Southern Plains

- Large, multi-zone targets
- 670,000 net undeveloped acres
- Controls gathering and processing infrastructure

You can reach us at http://www.devonenergy.com

devon ENERGY

Peace River Arch

YUKON
Frontier
N.W.T.
B.C.
ALBERTA
SASKATCHEW
NE B.C.
Peace River Arch
Deep Basin
Foothills
Northern Plains
Edmonton
Calgary
Central & Southern Plains

- Multi-zone exploitation and exploration
- 784,000 net undeveloped acres
- Light oil growth potential

You can reach us at http://www.devonenergy.com

devon ENERGY

Mackenzie Delta

Beaufort Sea
50 ft.
YUKON
NORTHWEST TERRITORIES
15 mi.

- Largest land holder
  - interest in 48% of Mackenzie Delta
  - 2 MM net acres north of 60°
- Large, high-impact targets
- 4 well per year program

You can reach us at http://www.devonenergy.com

devon ENERGY

Heavy Oil – Cold Flow

YUKON
N.W.T.
B.C.
ALBERTA
SASKATCHEWAN
MANITOBA
Ft. Nelson
Ft. St John
Manatokan
Lloydminster
Edmonton
Saskatoon
Calgary

- 138,000 net undeveloped acres
- 600+ drilling locations
- Doubled net production in last 12 months to 17,000 Boe/d

You can reach us at http://www.devonenergy.com

devon ENERGY

Heavy Oil – Thermal

YUKON
N.W.T.
B.C.
ALBERTA
SASKATCHEWAN
MANITOBA
Ft. Nelson
Surmont
Ft. St. John
Christina Lake
Edmonton
Saskatoon
Calgary

- Surmont:
  - 13% WI w/ Conoco
  - 1 billion barrel gross potential
  - 100,000 Bbls/d gross by 2014
- Christina Lake:
  - 300 million barrels net potential
- No booked reserves

You can reach us at http://www.devonenergy.com

devon ENERGY

Purchase Price

Anderson YTD in US$ W/ Fixed FX = .65
Tender Offer
$26.00
$25.00
$24.00
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
Jan-01
Jan-01
Jan-01
Feb-01
Feb-01
Mar-01
Mar-01
Apr-01
Apr-01
May-01
May-01
Jun-01
Jun-01
Jul-01
Jul-01
Jul-01
Aug-01
Aug-01

- Total equity: US$ 3.4 billion
  - 51.5% premium to 8/31/01 closing price
  - 4.7% premium to 52 week high
  - 24.9% premium to average year to date
- Net debt and liabilities assumed: US$ 1.2 billion

You can reach us at http://www.devonenergy.com

devon ENERGY

Purchase Price Allocation

Total purchase price	$4.6 billion
Mackenzie Delta @ cost	$80 MM
6 MM net undeveloped acres & seismic	$600 MM
Proved reserves	532 MMBOE
Purchase price / BOE	$7.37

You can reach us at http://www.devonenergy.com

devon ENERGY

Initial Financing

- 5 year term loan: $6 billion
- Rate: LIBOR + 0.75% to 1.00%
  - 4.21% to 4.46% currently
- Back-end weighted amortization:
  - Year 1: $0.9 billion
    - 2: 1.1 billion
    - 3: 1.2 billion
    - 4: 1.2 billion
    - 5: 1.6 billion
- Initial debt to total capitalization: 62%

You can reach us at http://www.devonenergy.com

devon ENERGY

Refinancing

- Access 144A bond market
- 10 - 30 year maturities
- $2 to $3 billion offering
- Prepay front-end amortization
- Maintain investment grade rating

You can reach us at http://www.devonenergy.com

devon ENERGY

Debt Reduction Plan

- Cash flow from operations
- ≈ $1 billion non-core property sales

You can reach us at http://www.devonenergy.com

devon ENERGY

Integration

- Mitchell & Anderson: well-run companies
- Separate U.S. & Canadian integration teams
- Mitchell + Anderson: ≈ $50 MM synergies

You can reach us at http://www.devonenergy.com

devon ENERGY

Reserve Growth from M&A*

Represents Anderson 8/01 reserves.
Represents Mitchell 6/01 reserves.
3%
114%
27%
18%
2%
80%
21%
38%
15%
57%
1%
70%
135%
58%
86%
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
Pro Forma

* Proved reserves added from mergers and acquisitions expressed as a % of beginning of the year reserves. Years 1987-1997 represents historical Devon as reported prior to the 1998 Northstar merger. 1998-1999 represents historical Devon as reported prior to the 2000 Santa Fe Snyder merger.

You can reach us at http://www.devonenergy.com

devon ENERGY

Combined Company

Proved Reserves:	2,044 MMBOE
Reserve Profile:	87% North America 13% International
Production Mix:	64% gas / 36% liquids
R/P Ratio[1]:	9.8 years

(1) Combined Devon 12/31/00, Mitchell 6/30/01 and Anderson 8/01/01 reserves divided by annualized combined quarterly production for the quarter ended 6/30/01.

You can reach us at http://www.devonenergy.com

devon ENERGY

North American Natural Gas Production

(MMCF/D)
2,177
2,013
1,839
1,146
1,081
967
933
669
656
647
Devon
Anadarko
Burlington
Unocal
AEC
PanCanadian
Apache
Kerr-McGee
Canadian Natural
Talisman

Note: Independent North American comparison. Data for quarter ended 6/30/01 adjusted for major acquisitions.
Source: UBS Warburg

devon ENERGY

North American Liquids Production

(MBBLS/D)
178
161
153
98
98
86
82
71
62
53
Devon
Anadarko
Canadian Natural
Unocal
Apache
PanCanadian
Kerr-McGee
AEC
Burlington
Talisman

Note: Independent North American comparison. Data for quarter ended 6/30/01 adjusted for major acquisitions.
Source: UBS Warburg

You can reach us at http://www.devonenergy.com

devon ENERGY

Total North American Reserves

(MMBOE)
1,766
1,654
1,218
946
873
865
728
665
614
Devon
Anadarko
Burlington
PanCanadian
Canadian Natural
Apache
AEC
Kerr-McGee
Unocal

Note: Independent North American comparison. Data for quarter ended 6/30/01 adjusted for major acquisitions.
Source: UBS Warburg

devon ENERGY

Barnett Shale

Probable / Possible
Proven
Barnett Tests
Infill Pilots

- 2.1 TCFE proved reserves (8% of gas in place)
- Long-lived development
- Strategic market access
- 230,000 net acres
- WI >90%

You can reach us at http://www.devonenergy.com

devon ENERGY

Mitchell Production Growth

(MMCFE/D)
CAGR=25%
313
326
352
373
404
437
1Q '00
2Q '00
3Q '00
4Q '00
1Q '01
2Q '01

You can reach us at http://www.devonenergy.com

devon ENERGY

Powder River Basin

- Dominant acreage position
- Increasing volumes
- High operating margins
- High working interest

Wyodak Development
MONTANA
WYOMING
Spotted Horse
Rough Draw
Kitty
Juniper Draw
Big George Exploration
House Creek
Pine Tree
0 10 20 30
MILES
Big George Pilot
Wyodak Pilot

Wyoming
Utah
Colorado
New Mexico

You can reach us at http://www.devonenergy.com

devon ENERGY

Raton Basin

Raton
Basin
CO
NM
Vermejo Park Ranch

- WI=25%, NRI=42%
- 280,000 gross acres (minerals)
- 0.5-1.0 TCF net target

Coal seam thickness:

- > 80 FEET
- > 60 FEET
- > 40 FEET
- > 20 FEET

Wyoming
Utah
Colorado
New Mexico

You can reach us at http://www.devonenergy.com

devon ENERGY

Cherokee Basin CBM

Iowa
Kansas
Missouri
Oklahoma
Arkansas

- 374,000 net acres
- Geology:
  - Depths 800 - 3,000'
  - Pennsylvanian coals
- Current Status:
  - 3 rigs drilling; acquiring fourth
  - Drilling
    - 2001: 100 wells
    - 2002: 400 - 500 wells

You can reach us at http://www.devonenergy.com

21

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devon ENERGY

Coalbed Methane Target Rates

480
360
240
120
0
RATE, MMCFE/D
80
60
40
20
0
RATE, MBOE/D
2000
2001
2002
2003
2004
2005
2006
San Juan
PRB
Raton
Arkoma/Cherokee

devon ENERGY

Ladyfern Area

B.C.
Alberta

Northern Shelf
British Columbia
Alberta
T101
Venus
Lapp
Snowfall
HAMBURG
16 MMCF/D
1700 BCPD
T98
Chinchaga Sub Basin
Cranberry
LADYFERN
CHINCHAGA
T95
WILDMINT
13 MMCF/D
650 BCPD
Cranberry
South
100 MMCF/D
60 MMCF/D
Southern Shelf
T92
94-A-16
R13
R11
R8
R5
R2W6

- High-impact exploration
- Large strategic land position
- Multiple targets of 5-30 BCF
- Attractive liquids/gas ratios
- Moderate well cost
- Six recent 3D programs

You can reach us at http://www.devonenergy.com

devon ENERGY

Northern Foothills

WOLVERINE
OJAY
WEEJAY
WEST OJAY
HUGENOT
Scale
Thirty Miles
Proposed
Westcoast Pipeline

- High impact exploration joint venture with BP
- Deep structural gas targets
- Six stacked play types
- Significant early success
- Coalbed methane potential

B.C.
Alberta

You can reach us at http://www.devonenergy.com

devon ENERGY

International Upside

- West Africa (Gabon, Congo, Ghana)
- South China Sea (Block 27-10)
- Indonesian gas sales
- Azerbaijan full field development

You can reach us at http://www.devonenergy.com

devon ENERGY

Summary

- Preeminent North American independent
- Low-risk internal growth opportunities
- High-potential exploration upside
- Track record of per share growth

You can reach us at http://www.devonenergy.com

devon

The *Preeminent* North American Independent.

You can reach us at http://www.devonenergy.com